COLLABRX, INC.
44 Montgomery Street, Suite 800
San Francisco, California  94104

November 18, 2014

By EDGAR Transmission

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:  Gabriel Eckstein

Re:	CollabRx, Inc.: Registration Statement on Form S-1 (File No. 333-199477)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), CollabRx, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it may be declared effective at 5 p.m. (Washington, DC time), November 20, 2014, or as soon as practicable thereafter.

The Company hereby acknowledges the following:

—	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

(Remainder of Page Intentionally Left Blank)

If you have any questions regarding this request, please contact William Davisson of Goodwin Procter LLP at (650) 752-3114.

Sincerely,

COLLABRX, INC.

By:	/s/ Thomas R. Mika
Name: Thomas R. Mika Title: President & Chief Executive Officer

cc:            William Davisson, Esq.